Exhibit 4.70

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

BAIDU (HONG KONG) LIMITED,

BAIDU (HONG KONG) SUB LIMITED

and

91 WIRELESS WEBSOFT LIMITED

Dated August 14, 2013

i

ii

Section 6.02.	Conditions to the Obligations of Parent and Merger Sub	39
Section 6.03.	Conditions to the Obligations of the Company	41
Section 6.04.	Frustration of Closing Conditions	42

ARTICLE 7 TERMINATION

Section 7.01.	Termination	42
Section 7.02.	Effect of Termination	43

ARTICLE 8 GENERAL PROVISIONS

Section 8.01.	Survival of Representations and Warranties	43
Section 8.02.	Notices	43
Section 8.03.	Certain Definitions	44
Section 8.04.	Severability	55
Section 8.05.	Entire Agreement; Assignment	55
Section 8.06.	Amendment	55
Section 8.07.	Waiver	55
Section 8.08.	Specific Performance	55
Section 8.09.	Governing Law	56
Section 8.10.	Arbitration	56
Section 8.11.	Headings	57
Section 8.12.	Counterparts; Effectiveness; Third Party Beneficiaries	57
Section 8.13.	Disclosure Schedule and Listing Document Reference	58
Section 8.14.	Fees and Expenses	58
Section 8.15.	No Legal, Tax or Investment Advice	58

ANNEX A	Form of Plan of Merger
ANNEX B-1	Business Contracts to be Terminated
ANNEX B-2	Business Contracts to be Amended
ANNEX C	Listing Document
ANNEX D	Management Deferred Payment Agreement
ANNEX E	Structured Contracts Termination Agreement
ANNEX F	Equity Interests Transfer Agreements
ANNEX G	Form of PRC Legal Opinion
ANNEX H	Form of Deeds of Undertaking
ANNEX I	Form of Cayman Islands Legal Opinion
ANNEX J	Key Employees
ANNEX K	Bases of Merger Consideration
Schedule 1	Company Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER, dated as of August 14, 2013 (this “Agreement”), among Baidu (Hong Kong) Limited, a limited liability company incorporated under the laws of Hong Kong (“Parent”), Baidu (Hong Kong) Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and 91 Wireless Websoft Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law (2012 Revision) (as amended) of the Cayman Islands (the “CICL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and other Transaction Documents, and the consummation of the transactions pursuant to the Transaction Documents, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at an extraordinary general meeting in accordance with the memorandum and articles of association of the Company and the CICL (the “Shareholders’ Meeting”);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, Parent recognizes the importance of the contribution made by the Company’s senior management team and employees to the continuing success of the Company, and Parent is committed to be fully supportive of any incentive schemes to be adopted and adopted by the Company to retain and incentivize its senior management team and employees after the Closing; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.01. The Merger. Upon the terms of this Agreement and subject to the conditions set forth in Article 6, and in accordance with the CICL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands as a wholly owned subsidiary of Parent. Upon the terms and subject to the conditions set forth herein, Merger Sub and the Company shall cause the Merger to be consummated by filing of a plan of merger (the “Plan of Merger”) substantially in the form attached hereto as Annex A and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and obtain the Requisite Regulatory Approvals (as defined below), if applicable, and the parties shall take all such further actions as may be required by applicable Law to make the Merger effective.

Section 1.02. Closing; Closing Date. Unless this Agreement shall have been terminated pursuant to Section 7.01, and unless otherwise mutually agreed in writing among the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell, Hong Kong solicitors, at 18/F, The Hong Kong Club Building, 3A Chater Road, Hong Kong on a date to be specified by the Company and Parent (the “Closing Date”), which shall be no later than the fifth (5th) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement.

Section 1.03. Effective Time. On the Closing Date, Merger Sub and the Company shall execute the Plan of Merger and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective as of such date specified in the Plan of Merger (the “Effective Time”).

Section 1.04. Memorandum and Articles of Association of Surviving Corporation. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation (the “Surviving Corporation Memorandum”) until thereafter amended as provided by the CICL; provided, however, that, at the Effective Time, all references in the memorandum and articles of association to the name of Merger Sub shall be amended to refer to 91 Wireless Websoft Limited.

Section 1.05. Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and (b) the officers (other than the directors) of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Surviving Corporation Memorandum.

Section 1.06. Termination of Listing. Upon Closing, the Company shall forthwith terminate its application for listing and dealing of the Shares (as defined below) on the Growth Enterprise Market of the Stock Exchange.

ARTICLE 2

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01. Effect of Merger on Issued Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each ordinary share, par value US$0.0001 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than the Dissenting Shares (as defined below), shall be cancelled in consideration for the right to receive an aggregate merger consideration of US$13.168 in cash per Share (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03 and Section 2.04 without interest; and the register of members of the Company will be amended accordingly and payment of the Per Share Merger Consideration shall be deemed to satisfy any entitlement to any liquidation preference under Article 5.03(a) of the Company’s memorandum and articles of association. The Merger Consideration was arrived at after taking into account factors including but not limited to the items set out in Annex K.

(b) each ordinary share, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation, and the Surviving Corporation shall make entries in its register of members to reflect Parent as the holder of ordinary shares of the Surviving Corporation after the Effective Time.

Section 2.02. Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their appraisal rights (“dissenter rights”) in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares;” holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and each such Dissenting Shareholder shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenter rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and cease to exist, as of the Effective Time, in consideration for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.03 and Section 2.01.

(b) The Company shall give Parent (i) prompt notice of any objection or dissent to the Merger or demands for appraisal received by the Company, attempted withdrawals of such dissenter rights or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ dissenter rights, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any exercise of dissenter rights or any demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent or pursuant to an order from the Grand Court of the Cayman Islands or the competent Governmental or Regulatory Authorities, make any payment with respect to any exercise of dissenter rights or any demands for appraisal or offer to settle or settle any such dissenter rights or any demands or approve any withdrawal of any such dissenter rights or demands.

(c) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within two (2) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting.

Section 2.03. Payment of Merger Consideration. All payments required to be made to registered holders of Shares (other than Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a) (such registered holders, “Eligible Shareholders,” and all such payments collectively, the “Merger Consideration”) shall be paid as follows:

(a) Promptly after the Effective Time and in any event no later than the Business Day following the Effective Time, Parent shall deposit with the Paying Agent, an amount to be paid to General Shareholders (the “General Shareholders Closing Payment Amount”) equal to the product of

(A1) X (B1)

Where,

(A1) = Per Share Merger Consideration

(B1) = Shares (other than Dissenting Shares) held by General Shareholders as shown against the names of General Shareholders in the register of members of the Company;

(b) Promptly after the Effective Time and in any event no later than the Business Day following the Effective Time, Parent shall deposit with the Paying Agent, an amount to be paid to the Management Shareholders equal to the product of

(A2) X (B2)

Where,

(A2) = Per Share Merger Consideration

(B2) = Shares (other than Dissenting Shares) held by Management Shareholders as shown against the names of the Management Shareholders in the register of members of the Company

Where 75% of the product of (A2) X (B2) (the “Management Shareholders Closing Payment Amount”) shall be paid by the Paying Agent to the Management Shareholders in the manner set out in Section 2.04(b).

(c) Promptly after the Effective Time and in any event no later than the Business Day following the Effective Time, Parent shall deposit with the Paying Agent, an amount to be paid to the Controlling Shareholder (the “Controlling Shareholder Offshore Closing Payment Amount,” collectively with the General Shareholders Closing Payment Amount and the Management Shareholders Closing Payment Amount, the “Closing Payment Amount”) equal to the product of

(A3) X (B3) – (C3) – (D3) – (E3)

Where,

(A3) = Per Share Merger Consideration

(B3) = Shares (other than Dissenting Shares) held by Controlling Shareholder as shown against name of Controlling Shareholder in the register of members of the Company

(C3) = US$50,000,000

(D3) = US$ 93,108,348.72 in RMB equivalent as agreed by the parties in the amount of RMB 570,000,000, paid by the Parent Nominees to NetDragon (Fujian) for acquiring the entire equity interests in Fujian BoRui pursuant to the Equity Interests Transfer Agreements (as defined below) (such amount, the “Controlling Shareholder Onshore Closing Payment Amount”)

(E3) = US$10,000,000 (which Parent shall pay to an escrow agent to be mutually agreed by Parent and the Controlling Shareholder and to be released to the Controlling Shareholder pursuant to the terms and conditions set out in the Deed of Undertaking executed by the Controlling Shareholder and an escrow agreement to be entered into among Parent and the Controlling Shareholder for the purpose of providing the circumstances under which such US$10,000,000 shall be released to the Controlling Shareholder)

(d) Promptly after the Effective Time and in any event no later than the Business Day following the Effective Time, Parent shall pay the Controlling Shareholder Onshore Closing Payment Amount to an account of the Controlling Shareholder, designated by the Controlling Shareholder by written notice to Parent delivered not later than two (2) Business Days prior to the Closing Date.

(e) After the Closing, Parent shall procure the Paying Agent to pay to the Management Shareholders, pursuant to the terms and conditions of this Agreement and the Management Deferred Payment Agreement, an amount (the “Management Shareholders Deferred Payment Amount”) equal to the product of

(A2) X (B2) X (1-C2)

Where,

(A2) = Per Share Merger Consideration

(B2) = Shares (other than Dissenting Shares) held by Management Shareholders as shown against the names of the Management Shareholders in the register of members of the Company

(C2) = 75%

Section 2.04. Exchange Procedures for Closing Payment Amount.

(a) At least two (2) Business Days prior to the Closing Date, the Company shall have delivered to Parent and the Paying Agent a schedule setting forth (i) the name and address and personal or tax identification number (if applicable) of each Eligible Shareholder entitled to distribution of the applicable Closing Payment Amount, and (ii) the amount of consideration to which each such Eligible Shareholder is then entitled, together with the register of members of the Company showing the number of Ordinary Shares held immediately prior to the Effective Time by each Eligible Shareholder, including certificate number(s) for issued Share Certificates, if applicable), and (iii) any amount subject to withholding, pursuant to Section 2.05.

(b) Exchange Procedures. Promptly after the Effective Time, and in any event no later than the Business Day following the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the General Shareholders, the Management Shareholders and the Controlling Shareholder, cash in an amount sufficient to pay respectively, the General Shareholders Closing Payment Amount, the Management Shareholders Closing Payment Amount and the Controlling Shareholder Offshore Closing Payment Amount (such cash being hereinafter referred to as the “Exchange Fund”). As promptly as practicable after the Effective Time, and in any event no later than the fifth (5th) Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent or such other agent as mutually agreed by Parent, Merger Sub and the Company to mail or otherwise disseminate to each Eligible Shareholder: (i) a letter of transmittal (which shall be in a form reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the General Shareholders Closing Payment Amount, the Management Shareholders Closing Payment Amount and the Controlling Shareholder Offshore Closing Payment Amount to the General Shareholders, the Management Shareholders and the Controlling Shareholder, respectively, shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing the Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the applicable Closing Payment Amount. Upon surrender of, if applicable, Share Certificate(s) (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent or such other agent as agreed by Parent, Merger Sub and the Company in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each such General Shareholder, Management Shareholder and Controlling Shareholder shall be entitled to receive the applicable General Shareholders Closing Payment Amount, the Management Shareholders Closing Payment Amount and the Controlling Shareholder Offshore Closing Payment Amount, respectively.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Eligible Shareholder claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Eligible Shareholder of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the applicable Closing Payment Amount to which such Eligible Shareholder thereof is entitled pursuant to Section 2.01(a) and Section 2.03 and in the manner stated in Section 2.04(b).

(d) Adjustments to Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into the Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time; provided, however, (and without prejudice to Article 5) the Company shall not effect any of the foregoing without the consent of Parent, save for the special dividends to be declared to the existing Shareholders in an aggregate amount of not more than US$52,064,491.28 prior to Closing.

(e) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the Eligible Shareholders, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation, provided that no such investment gains or losses thereon shall affect the Closing Payment Amount payable to the Eligible Shareholders; provided further that if there are any losses that result in the amount of funds in the Exchange Fund being insufficient to pay any portion of the payable Closing Payment Amount that remains unpaid, Parent shall promptly provide additional funds to the Paying Agent to the extent of such insufficiency. The Exchange Fund shall not be used for any other purposes, except as provided in this Agreement. Earnings from investments shall be the sole and exclusive property of the Surviving Corporation.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the Eligible Shareholders for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, and any Eligible Shareholder who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for the applicable Closing Payment Amount in cash to which such Eligible Shareholder is entitled pursuant to Section 2.01(a) and Section 2.03 in respect of the Shares (other than the Dissenting Shares) without any interest thereon. Any portion of the Exchange Fund remaining unclaimed by any Eligible Shareholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental or Regulatory Authority shall, to the extent permitted by applicable Law, shall become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto (including such Eligible Shareholders).

(g) No Liability. None of the Paying Agent, Parent, the Surviving Corporation or such other agent as agreed by Parent, Merger Sub and the Company shall be liable to any holder of Shares in respect of any such Shares (or dividends or distributions with respect thereto) for which payment was delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.05. Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any other Person that has a payment obligation pursuant to this Agreement), without double counting, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any Eligible Shareholder who are former or current employees of any Group Company (the “Employee Shareholder”) such amounts as it reasonably determines in good faith it or any of the Subsidiaries is required to deduct and withhold with respect to the making of such payment under any provisions of applicable Law, including but not limited to Taxes (if any) that such Employee Shareholder is required to pay, unless such Employee Shareholder provides such certifications, forms or other documentation reasonably satisfactory to Parent, the Surviving Corporation, and the Paying Agent, as applicable, that such withholding is not required under applicable Law. To the extent that any amounts are deducted, withheld and remitted to the applicable Governmental or Regulatory Authority by Parent, the Surviving Corporation, the Paying Agent, or any of the Subsidiaries, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Employee Shareholder in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be. If the Surviving Corporation or any of its subsidiaries settles any Tax deduction or withholding pursuant to this Section in RMB, the Paying Agent shall promptly transfer such amount in USD equivalent to the Surviving Corporation upon such settlement.

Section 2.06. Tax. All transfer, documentary, sales, use, stamp, value added or similar taxes and duties (including interest and penalties) incurred in connection with cancellation of the Company’s shares by a Person that is shareholder of the Company immediately prior to the Merger, including, in exchange for the applicable Merger Consideration, as contemplated in the Transaction, if any, shall be paid by such shareholder when due, and such shareholder will, at its own expense, file all necessary Tax Returns with respect to all such taxes and duties, subject to requirements of any applicable Law.

Section 2.07. No Transfers. From and after the Effective Time, holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent or such other agent as mutually agreed by Parent, Merger Sub and the Company, Parent or Surviving Corporation for transfer or any other reason shall be canceled and (except for the Dissenting Shares) shall only represent the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a) and Section 2.03.

Section 2.08. Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 8.13 and except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent, as of the date hereof and as of the date of Closing as follows:

Section 3.01. Corporate Existence and Power. The Company has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands, with all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own its properties and conduct its business as described in the Listing Document, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of the certificate of incorporation and memorandum and articles of association of the Company and all amendments thereto have been delivered to Parent. Such certificate of incorporation and memorandum and articles of association are in full force and effect as of the date hereof.

Section 3.02. Corporate Authorization.

(a) The execution, delivery and performance of the Transaction Documents to which any Group Company is a party, and the consummation of the Transactions are within such Group Company’s corporate powers and have been or will be duly authorized before Closing by all necessary corporate action on the part of such Group Company, subject only to the approval of this Agreement, the Plan of Merger and the Merger by the Requisite Company Vote (as defined below) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company and the approval from shareholders of NetDragon Cayman at a general meeting held in accordance with the requirements of the Listing Rules in relation to the Transaction Documents and the transactions contemplated thereunder. Each Transaction Document to which any Group Company is a party when executed and delivered by such Group Company in accordance with the terms thereof constitutes or will constitute, a valid and binding agreement of such Group Company enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) The Company Board has, as of the date of this Agreement, unanimously (i) determined that the Transaction Documents to which the Company or any of the Subsidiaries is a signing party and the Transactions, on the terms and subject to the conditions set forth herein and therein, are in the best interests of the Company and its shareholders, (ii) approved and declared advisable such Transaction Documents and the Transactions, and (iii) resolved to recommend approval of this Agreement, the Plan of Merger and the Merger to the holders of the Shares (the “Company Recommendation”). The Company Board has, as of the date of this Agreement, by unanimous vote, directed that this Agreement, the Plan of Merger and the Merger be submitted to the holders of Shares for approval.

Section 3.03. Governmental Authorization. The execution, delivery and performance of the Transaction Documents to which any Group Company is a party, and the performance of such Transaction Documents and consummation of the Transactions by such Group Company do not and will not, require any material consent, approval, authorization or permit of, or material filing with or notification to, any Governmental or Regulatory Authority, except (i) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (ii) for the consents, approvals, authorizations or permits of, or filings with or notifications to the Governmental or Regulatory Authorities set forth in Section 3.03 of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”), and (iii) for such as have been obtained or made prior to the date hereof. The Company does not either (x) hold any tangible or intangible assets located in the United States with an aggregate fair market value in excess of US$70,900,000, or (y) have revenue from sales in or into the United States exceeding US$70,900,000 in the fiscal year ending December 31, 2012.

Section 3.04. Noncontravention. The execution, delivery and performance of the Transaction Documents to which any Group Company is a party, and the consummation of the Transactions by such Group Company do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association or any equivalent constitutive documents of any Group Company, (ii) assuming compliance with the matters referred to in this Section 3.04 and except for those matters that are waived from strict compliance with the Listing Rules granted by the Stock Exchange, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which any Group Company is entitled under any provision of any agreement or other instrument binding upon such Group Company or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of such Group Company, or (iv) result in the creation or imposition of any Lien on any asset of any Group Company, with only such exceptions, in the case of each of clauses (ii) through (iv), as have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Group Company.

Section 3.05. No Creditors. The Company does not have any creditors (secured or unsecured) save for any unsecured creditors with whom whose debts are incurred by the Company in its ordinary course of business, and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not require the consent or approval of, or any other action by any creditor.

Section 3.06. Capitalization.

(a) Immediately prior to Closing, (i) the authorized capital of the Company consists of (i) 1,994,500,000 Ordinary Shares, of which 140,335,556 are issued and outstanding, (ii) 15,500,000 Series A Preferred Shares, of which none is issued and outstanding, and (iii) 40,000,000 Series B Preferred Shares, of which none is issued and outstanding. Section 3.06(a) of the Company Disclosure Schedule contains a complete and correct list of each holder of Ordinary Shares as of the date of this Agreement, including the name and address of such holder, date of issue, number of Ordinary Shares held by such holder and certificate number(s) for issued Share Certificates (if applicable). All outstanding shares of the Company have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in Section 3.06(a), there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights (including, without limitation, preemptive rights) to acquire from the Company, or other obligation of the Company to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Company, or (iv) restricted shares, stock or share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share, equity or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. Neither the Company nor any Subsidiaries has any outstanding employee share option plan, share award scheme or other equity compensation plan or arrangement.

(c) Except as set forth in this Section 3.06, none of (i) the shares, equities or securities of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 3.07. Subsidiaries.

(a) Save for Shanghai BoGu, Beijing Miku, Jiangsu BoDe and Jinan CloverTek, the Company does not own or control, directly or indirectly, any shares of stock or any other equity interests or securities of, or any ownership interests in, or otherwise control, any corporation, firm, partnership, joint venture, association or other entity other than the Subsidiaries.

(b) Each Subsidiary has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, with all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own its properties and conduct its business as described in the Listing Document, except in the case of where the failure to have such corporate power or authority, or to be so licensed, or in good standing, individually or in the aggregate, has not had and would not reasonably have a Material Adverse Effect. Each Subsidiary is duly qualified to do business in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except in the case of where the failure to have such corporate power or authority, or to be so licensed, or in good standing, individually or in the aggregate, has not had and would not have a Material Adverse Effect; the constitutive documents of each Subsidiary complies with the requirements of applicable Laws of the jurisdiction of its incorporation and are in full force and effect. Each Subsidiary has heretofore delivered to Parent true and complete copies of the constitutive documents of such Subsidiary.

(c) Except as disclosed in Section 3.07 of the Company Disclosure Schedule, all of the issued and outstanding share capital of Talent Zone, Prestige Plus, Alpha Great, Keen City, BoYuan (Hong Kong), Jiangsu BoWang, Fuzhou BoYuan and Fujian BoDong has been duly authorized and validly issued and is fully paid and nonassessable, and such share capital is owned, directly or indirectly, by the Company free from Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).

(d) The equity interests of Jiangsu BoDe is beneficially owned as to 51% indirectly by the Company and 49% by DeNA Holdco as disclosed in the Listing Document. The 51% equity interests of Jiangsu BoDe indirectly owned by the Company is free from Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).

(e) All of the issued and outstanding share capital of I-Wave has been duly authorized and validly issued and is fully paid and nonassessable, and such share capital is owned as to 51% indirectly by the Company and 49% by GalaxyWave as disclosed in the Listing Document. The 51% equity interests of I-Wave indirectly owned by the Company is free from Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).

(f) The equity interests of Jinan CloverTek is beneficially owned as to 12% indirectly by the Company, 44.9% by (Gou Zhenxing) and 43.1% by (Zhao Yufang) as disclosed in the Listing Document. The 12% equity interests of Jinan CloverTek indirectly owned by the Company is free from Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).

(g) As of the date hereof and immediately prior to Closing, all of the equity interests of Fujian BoRui is beneficially owned by NetDragon (Fujian). Fujian BoRui is the deemed subsidiary of Fuzhou BoYuan by virtue of the Structured Contracts as disclosed in the Listing Document. Save as contemplated under the Structured Contracts, all of the equity interests of Fujian BoRui is free from Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).

(h) The equity interests of Shanghai BoGu is beneficially owned as to 35%, 45%, 16% and 4% by Fujian BoRui, (Shanghai Wanchen Information Technology Development Limited), (Hu Lingyan) and (He Bo), respectively, as disclosed in the Listing Document. The 35% equity interests of Shanghai BoGu beneficially owned by Fujian BoRui is free from Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).

(i) The equity interests of Beijing MiKu is beneficially owned as to 50% and 50% by Fujian BoRui and (Beijing Dami Media Technology Ltd.), respectively, as disclosed in the Listing Document. The 50% equity interests of Beijing MiKu beneficially owned by Fujian BoRui is free from Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).

(j) Except as contemplated under the Structured Contracts, there are no issued, reserved for issuance or outstanding (i) securities of any Group Company convertible into, or exchangeable for, shares or other voting securities of, or ownership interests in, any Group Company, (ii) warrants, calls, options or other rights to acquire from any Group Company, or other obligations of any Group Company to issue, any shares, capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any shares, capital stock or other voting securities of, or ownership interests in, any Group Company or (iii) restricted shares, stock or share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares, capital stock or other voting securities of, or ownership interests in, any Group Company issued by any Group Company, or otherwise obligations of any Group Company to issue (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of any Group Company to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 3.08. Structured Contracts.

(a) As of the date hereof and immediately prior to Closing: (i) the description of the corporate structure of the Company and the Structured Contracts as disclosed in the Listing Document is true and accurate and nothing has been omitted from such description which would make it misleading in any respect; and (i) there is no other agreement, contract or document relating to the corporate structure or the operation of the Company and the Covered VIEs which has not been disclosed in the Listing Document.

(b) Each party of the Structured Contracts has the legal right, power and authority (corporate and other, as the case may be) to enter into and perform its respective obligations under the Structured Contracts and has taken all necessary corporate action to authorize the execution, delivery and performance of, and has authorized, executed and delivered, each of the Structured Contracts; and as of the date hereof and immediately prior to Closing, each of the Structured Contracts constitutes a valid and legally binding obligation of the parties thereto, enforceable against such parties in accordance with its terms and the PRC Contract Law, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting creditors’ rights or by equitable principles relating to enforceability.

(c) The execution, delivery and performance by Fuzhou BoYuan, NetDragon (Fujian) and Fujian BoRui of their respective obligations under each of the Structured Contracts do not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease, loan agreement or other agreement or instrument to which the Company, Fuzhou BoYuan, NetDragon (Fujian) and Fujian BoRui, as the case may be, are a party or by which the Company, Fuzhou BoYuan, NetDragon (Fujian) and Fujian BoRui are bound or to which any of the properties or assets of the Company, Fuzhou BoYuan, NetDragon (Fujian) and Fujian BoRui are subject; (ii) result in any violation of the provisions of constitutive documents or business licenses of the Company, Fuzhou BoYuan, NetDragon (Fujian) and Fujian BoRui, as the case may be; or (iii) result in any violation of any mandatory requirement under any PRC laws as promulgated by the National People’s Congress or administrative regulations. Each of the Structured Contracts is in proper legal form under the PRC Law for the enforcement thereof against Fuzhou BoYuan, NetDragon (Fujian) and Fujian BoRui, as the case may be, in the PRC without further action by Fuzhou BoYuan, NetDragon (Fujian) and Fujian BoRui, as the case may be; and to ensure the legality, validity, enforceability pursuant to the PRC Contract Law or admissibility in evidence of each of the Structured Contracts in the PRC, it is not necessary that any such document be filed or recorded with any Governmental or Regulatory authority in the PRC or in respect of any of the Structured Contracts, except as disclosed in the section headed “Structured Contracts” of the Listing Document.

(d) As of the date hereof and immediately prior to Closing, the Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of Fujian BoRui, as authorized by NetDragon (Fujian) as the holder of 100% of the equity interest of Fujian BoRui to exercise its voting rights.

(e) As of the date hereof, except as disclosed in the section headed “Structured Contracts” of the Listing Document and as disclosed in the Company Disclosure Schedule, the contractual arrangement of the Company as described in the Listing Document does not violate or breach any mandatory requirement under any PRC laws as promulgated by the National People’s Congress or administrative regulations, which would have a Material Adverse Effect, and to the Knowledge of the Company, has not been challenged by any Governmental or Regulatory Authority and there are no legal, arbitration, government or other legal proceedings, pending before by any Governmental or Regulatory Authority. As of the date hereof, none of the parties to any of the Structured Contracts has sent or received any communication regarding termination of, or intention not to renew, any of the Structured Contracts, and no such termination or non-renewal has been, to the Knowledge of the Company, threatened or is being contemplated by any of the parties thereto.

(f) As of the date hereof and immediately prior to Closing, the Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Covered VIEs, through, among other things, its rights to direct their shareholders as to the exercise of their voting rights pursuant to the Structured Contracts. The Company is not aware of any development (including, without limitation, developments with respect to the contractual arrangements involving the Covered VIEs and accounting policies and operations of the Covered VIEs) that could reasonably cause the Company to be unable to consolidate the operating and financial results of any of the Covered VIEs.

Section 3.09. Financial Statements.

(a) The audited consolidated results of the Group for each of the fiscal years ended December 31, 2011, and December 31, 2012 and the audited consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows of the Group as at December 31, 2011, and December 31, 2012 contained in the accountants’ report prepared and signed by the Ernst & Young (the “Reporting Accountants”) delivered by the Company to Parent and Merger Sub pursuant to Section 6.02(j) (the “Audited Financial Statements”) have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) on a consistent basis so as to give a true and fair view of state of affairs and financial position of the Group as at the dates thereof and of the results of operations and cash flows of the Group for the applicable accounting reference period.

(b) The unaudited consolidated management accounts of the Group for the 3 month period ended March 31, 2013 delivered by the Company to Parent and Merger Sub pursuant to Section 6.02(j) (the “Unaudited Management Accounts”) have been prepared in accordance with HKFRS on a consistent basis so as to give a true and fair view of the state of affairs and financial position of the Group as at March 31, 2013 and of the results of operations and cash flows of the Group for the accounting reference period of the 3-month period ended March 31, 2013.

(c) The Group has given to the Reporting Accountants all information that was reasonably requested by the Reporting Accountants and no material information was withheld from the Reporting Accountants for the purposes of their preparation of their report contained in the Listing Document; and all information given to the Reporting Accountants for such purposes was given in good faith after due and careful consideration and the factual contents of their report contained in the Listing Document above are true and accurate and no material fact or matter has been omitted, and the Company does not disagree with any aspect of the reports, letters or certificates prepared by the Reporting Accountants.

Section 3.10. Absence of Existing Defaults and Conflicts. Neither the Company nor any of the Subsidiaries is (i) in violation of its respective memorandum and articles of association, charter or other constitutive documents, (ii) in material breach or violation of or in default (or with the giving of notice or lapse of time would be in default) under any Governmental Authorization or (iii) in material breach or violation of or in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject.

Section 3.11. Absence of Certain Changes. Except as disclosed in the Listing Document, the negotiation, execution, delivery and performance of this Agreement, and save for the special dividends proposed to be declared to the existing Shareholders in an aggregate amount of not more than US$52,064,491.28 prior to Closing since the end of the period covered by the latest audited financial statements included in the Listing Document, (i) the business of the Company and the Subsidiaries has been conducted in the ordinary course consistent with past practices and to the Knowledge of the Company, there has been no development or event that would, individually or in the aggregate, result in a Material Adverse Effect on any Group Company, (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital, (iii) there has been no material adverse change in the share capital, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and the Subsidiaries, (iv) neither the Company nor any of the Subsidiaries has entered into any material transaction or agreement or incurred any material liability or obligation, direct or contingent, (v) neither the Company nor any of the Subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, (vi) there has not been any waiver or compromise by the Company or any of the Subsidiaries of a valuable right or of a material debt owed to it, (vii) there has not been any satisfaction or discharge of any Lien, claim or encumbrance or payment of any obligation by the Group or any of the Subsidiaries, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect on any Group Company, (viii) there has not been any material change to a contract or agreement by which the Company or any of the Subsidiaries or any of their respective assets are bound or subject, (ix) there has not been any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder of the Company or any of the Subsidiaries, (x) there has not been any resignation or termination of employment of any officer or executive holding positions at the director level or above of the Company or any of the Subsidiaries, (xi) there has not been any mortgage, pledge, transfer of a security interest in, or Lien, created by the Company or any of the Subsidiaries, with respect to any of its properties or assets, except Liens for Taxes not yet due or payable and Liens that arise in the ordinary course of business and do not materially impair such Group Company’s ownership or use of such property or assets, (xii) there has not been any loans or guarantees made by the Company or any of the Subsidiaries to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business, (xiii) there has not been any declaration, setting aside or payment or other distribution in respect of any of the shares or equity securities of the Company or any of the Subsidiaries, or any direct or indirect redemption, purchase, or other acquisition of any of such shares by the Company or any of the Subsidiaries, (xiv) there has not been any sale, assignment, license, transfer or other disposition of any Intellectual Property Rights, (xv) there has not been any receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company or any of the Subsidiaries, (xvi) there has not been any receipt of notice that there has been a disruption of, or material delay in, the delivery of products by any major supplier of the Company or any of the Subsidiaries, (xvii) there has not been any other event or condition of any character, other than events affecting the economy or any Group Company’s industry generally, that could reasonably be expected to result in a Material Adverse Effect on any Group Company, or (xviii) there has not been any arrangement or commitment by the Company or any of the Subsidiaries to do any of the things described in this Section 3.11.

Section 3.12. No Undisclosed Material Liabilities. There are no liabilities of the Group of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:

(a) liabilities provided for in the Unaudited Management Accounts;

(b) liabilities disclosed on Section 3.12 of the Company Disclosure Schedule; and

(c) other undisclosed liabilities which, individually or in the aggregate, are not material to the business of the Group.

Section 3.13. Absence of Certain Actions.

(a) Save for the special dividend to be declared to the existing Shareholders in an aggregate amount of not more than US$52,064,491.28 prior to Closing, and except as disclosed in sections headed “Summary”, “History, development and reorganization”, “Financial information”, “Appendix I – Accountants’ report” and “Appendix III – Statutory and general information” of the Listing Document, none of the Group Companies has (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its shares or equity securities, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of US$500,000 or in excess of US$1,000,000 in the aggregate, other than indebtedness or any other liabilities incurred in the ordinary course of its business , (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses and other advances made in the ordinary course of its business, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory or the licensing of its products in the ordinary course of business.

(b) Except as disclosed in the section headed “Structured Contracts” of the Listing Document, none of the Group Companies is a guarantor or indemnitor of any indebtedness of any other Person.

For the purposes of this Section 3.13, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person or entity (including Persons or entities the Company has reason to believe are affiliated with that Person or entity) shall be aggregated for the purposes of meeting the individual minimum dollar amounts of each such subsection.

Section 3.14. Title to Property and Assets. None of the Group Companies owns any real property. Except as disclosed in the section headed “Structured Contracts” of the Listing Document, each lease, sublease or license (each, a “Lease”) under which the Company or any Subsidiary leases, subleases or licenses any real property (the “Leased Real Property”) is in full force and effect, valid and effective in accordance with their respective terms, and there is not, under any Lease any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the Knowledge of the Company, by the other party to such Lease, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on any Group Company. Except as disclosed in the section headed “Business” of the Listing Document, each of the Company and the Subsidiaries has good and valid leasehold or subleasehold interests in each parcel of the Leased Real Property, free and clear of any Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on any Group Company.

Section 3.15. Insurance. The Company maintains insurance covering its properties and personnel and the properties and personnel of its Subsidiaries as the Company reasonably deems adequate. Such insurance insures against such losses and risks to an extent which is adequate to protect the Company and the Subsidiaries and their respective businesses and are of the type and in amounts customarily carried by Persons conducting business similar to the business conducted by the Company and the Subsidiaries. All premiums payable under all such policies have been timely paid and any Group Company has otherwise complied fully with the terms and conditions of all such policies. All such insurance is fully in force on the date hereof and will be fully in force at Closing. Neither the Company nor any of the Subsidiaries has any reason to believe that it will not be able to renew any such insurance as and when such insurance expires; and there is no insurance claim made by or against the Company or any of the Subsidiaries, pending, outstanding, or to the Company’s Knowledge, threatened, and no facts or circumstances exist which would reasonably be expected to give rise to any such claim and all due premiums in respect thereof have been paid. Section 3.15 of the Company Disclosure Schedule contains a list of all insurance policies covering properties and personnel of the Group and the Company has furnished to Parent true and complete copies of all such insurance policies.

Section 3.16. Licenses and Permits. Except as set forth in Section 3.16 of the Company Disclosure Schedule and the section headed “Regulation” of the Listing Document, the Company and the Subsidiaries possess, and are in compliance with the terms of, all certificates, authorizations, franchises, licenses, permits and all other similar authorization and have made all declarations and filings with, the appropriate domestic or foreign Governmental or Regulatory Authority (collectively, the “Licenses”) necessary or material to the conduct of the business now conducted or proposed as described in the Listing Document to be conducted by them. All approvals of, and filings and registrations and other requisite formalities with Governmental or Regulatory Authorities in the PRC required to be made by the Company or the Subsidiaries in respect of the Company and the Subsidiaries and their capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Law. The Licenses are valid and in full force and effect and no suspension or cancellation of any of the License is pending. No Group Company has received any notice of proceedings relating to the revocation or modification of any Licenses. No Group Company is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Licenses. Except as disclosed in the section headed “Business” of the Listing Document, none of the Licenses will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.

Section 3.17. Litigation.

(a) Except as disclosed in the Listing Document, there are no pending actions, suits, claims, demand letters, arbitration or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (including any inquiries or investigations by any Governmental or Regulatory Authority) (an “Action”) against or affecting the Company, any of the Subsidiaries or any of their respective directors or properties, or to the Knowledge of the Company, their respective officers or employees, that, if determined adversely to the Company or any of the Subsidiaries or any of their respective directors, properties, officers or employees, would individually or in the aggregate have a Material Adverse Effect on any Group Company; and to the Knowledge of the Company, no such Actions are threatened or contemplated and there are no circumstances likely to give rise to any such Actions.

(b) No Group Company is a party to a joint venture or shareholders’ agreement which is in dispute with the other parties to such joint venture or shareholders’ agreement and to the Knowledge of the Company, there are no circumstances which may give rise to any dispute or affect the relevant Group Company’s relationship with such other parties which might be expected to have an adverse effect on such joint venture or company or its business or finances.

(c) There is no (i) Action by any Group Company pending or which any Group Company intends to initiate, or (ii) disputes with or claims against any Governmental or Regulatory Authority whether in respect of Taxes, fines, penalties, administrative action, or otherwise.

Section 3.18. Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Schedule contains (i) a list that is complete and correct as of the date of this Agreement of all the registrations and applications for registrations included in the Group Company Intellectual Property, and (ii) a list that is complete and correct as of the date of this Agreement of all Group Company Software, other than non-material Group Company Software, the absence of which will not affect the operations of the business of the Group.

(b) The Group Companies have valid, enforceable and sufficient licenses to use all Group Company Intellectual Property, in each case, free and clear of Liens, other than Permitted Liens. Except as disclosed in Section 3.18(a) of the Company Disclosure Schedule, the Group Companies are the sole and exclusive owners of all material Group Company Intellectual Property owned, or purported to be owned by the Group Companies, and the Group Companies own such Intellectual Property Rights free and clear of all Liens, other than Permitted Liens. There exist no material restrictions on the disclosure, use, license or transfer of the Group Company Intellectual Property. The consummation of the transactions contemplated by the Transaction Documents will not alter, encumber, impair or extinguish any Group Company Intellectual Property.

(c) No Group Company has an outstanding indemnity obligation to any Person related to any Group Company Intellectual Property Rights. None of the Group Company Intellectual Property has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of the Company, all such Group Company Intellectual Property is valid and enforceable.

(d) To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Group Company Intellectual Property. Each Group Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Group Company Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof and no such Group Company Intellectual Property has been disclosed other than to Parent and to Representatives of the Company all of whom are bound by written confidentiality agreements.

(e) Except as set forth in the section headed “Business” of the Listing Document, and to the Knowledge of the Company, no Group Company has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Intellectual Property Right of any third party. Except as disclosed in the section headed “Business” of the Listing Document, there is no claim, action, suit, investigation or proceeding pending against, or to the Knowledge of the Company threatened in writing against or affecting, any Group Company or any present or former officer, director or employee thereof (i) based upon, or challenging or seeking to deny or restrict, the rights of any Group Company in any of the Group Company Intellectual Property, (ii) alleging that the use of the Group Company Intellectual Property or any services provided, processes used or products manufactured, used, distributed, imported or sold with respect to the business of the Group do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that any Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any third party. Except as disclosed in the sections headed “Business”, “Connected transactions” and “Appendix III – Statutory and general information” of the Listing Document, no Group Company has received from any third party an offer to license any Intellectual Property Rights of such third party for use in the business of the Group.

(f) Except as disclosed in the section headed “Business” of the Listing Document, the Group Companies own or have valid, enforceable and sufficient licenses to use all Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Group Companies as currently conducted.

(g) None of 91 Assistant, HiMarket, 91 Panda Reader and 91 Launcher made available by the Group has infringed, misappropriated, violated or otherwise conflicted with, or infringes, misappropriates, violates or otherwise conflicts with, any rights (including Intellectual Property Rights) or policies of any third party or any contracts or other agreements between any Group Company and any third party, including any mobile phone or Software developer or provider.

(h) In each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Group Company Intellectual Property is held by assignment, the assignment has been duly recorded with the Governmental or Regulatory Authority from which the patent or registration issued or before which the application or application for registration is pending. Each Group Company has taken all reasonable actions to maintain and protect the Group Company Intellectual Property, including payment of applicable maintenance fees and filing of applicable statements of use.

(i) To the Knowledge of the Company, except as disclosed under the section headed “Statement of Business Objectives and Strategies” of the Listing Document, there are no defects in any of the Group Company Software that would prevent such Group Company Software from performing in all material respects the functions for which such Group Company Software was designed, and there are no viruses, worms, Trojan horses or similar programs in any of the Group Company Software. To the Knowledge of the Company, none of the Group Company Software contains any software code that is licensed under any terms or conditions that require that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

(j) Each Group Company has taken reasonable steps in accordance with normal industry practice to preserve and maintain reasonably complete notes and records relating to the Group Company Intellectual Property.

(k) With respect to pending applications and applications for registration of Group Company Intellectual Property that, to the Knowledge of the Company, no Group Company is aware of any reason that could reasonably be expected to prevent any such application or application for registration from being granted with coverage substantially equivalent to the latest amended version of the pending application or application for registration. None of the trademarks, service marks, applications for trademarks and applications for service marks included in the Group Company Intellectual Property has been the subject of an opposition or cancellation procedure. None of the patents and patent applications included in the Group Company Intellectual Property has been the subject of an interference, protest, public use proceeding or third party reexamination request.

(l) The Group Company IT Assets operate and perform in a manner sufficient for the conduct of the business of the Group Companies as currently conducted and as proposed to be conducted. The Group Companies have taken commercially reasonable actions, consistent with industry standards, to protect the confidentiality, integrity and security of the Group Company IT Assets (and all information, data and content stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures and (iii) business continuity procedures, in each case, consistent with industry standards.

(m) The Group Companies have at all times complied with all applicable Laws in material respects relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its business and operations. The Group Companies have at all times complied with all rules, policies and procedures established by the Group Companies and their third party partners from time to time with respect to the foregoing. No material claims have been asserted or, to the Knowledge of the Company, threatened against the Group Companies by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such applicable Laws, regulations, rules, policies or procedures. To the Knowledge of the Company, there has been no unauthorized access to or other misuse of any such information.

Section 3.19. Material Contracts.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth a list that is complete and correct in all material respects as of the date of this Agreement of Material Contracts. For purposes hereof, “Material Contract” means any agreement, written or otherwise (other than the Transaction Documents), to which a Group Company is a party or otherwise bound that:

(i)	cannot be terminated on less than one-hundred-and-eighty (180) -day notice;

(ii)	involves payments (or a series of payments), contingent or otherwise, of RMB10,000,000 (or the equivalent thereof in another currency) or more individually or in the aggregate with respect to a series of related agreements, in cash, property or services by or to any Group Company;

(iii)	is with a Governmental or Regulatory Authority;

(iv)	materially limits or materially restricts any Group Company’s ability to compete or otherwise conduct its business as now conducted and as presently proposed to be conducted in any manner, time or place, or that contains any exclusivity provision;

(v)	grants a power of attorney, agency or similar authority;

(vi)	other than solely among wholly owned Subsidiaries, relates to indebtedness for money borrowed having an outstanding principal amount in excess of RMB10,000,000 (or the equivalent thereof in another currency), provides for an extension of credit, provides for indemnification or any guaranty, or provides for a “keep well” or other agreement to maintain any financial statement condition of another Person for an aggregate amount in excess of RMB10,000,000 (or the equivalent thereof in another currency);

(vii)	(A) includes a license of Intellectual Property Rights, other than “shrink-wrap” or “off-the-shelf” software commercially available on non-discriminating pricing terms, (B) is with any independent firms, consultants, or contractors for product research and development requiring an investment by the Company in excess of RMB10,000,000 (or the equivalent thereof in another currency), (C) relates to any purchases or other acquisitions of Intellectual Property Rights by any Group Company in the amount in excess of RMB10,000,000 (or the equivalent thereof in another currency), including documentation of all assignments or transfers of rights by the founders and predecessors thereof, or (D) is a disaster recovery program or service agreement related thereto;

(viii)	is with an affiliate of any Group Company (other than a Group Company) that is material to the Company with payment obligations in excess of RMB10,000,000;

(ix)	is a lease on (A) personal property, including operating leases, for annual payment of RMB10,000,000 or more or (B) for real property with a valuation in excess of RMB10,000,000;

(x)	is an insurance policy;

(xi)	other than solely between wholly owned Subsidiaries, grants the right to manufacture, produce, assemble, market or sells its products to any other Person or affect the exclusive right of the Group Company to develop, manufacture, assemble, distribute, market or sell its products;

(xii)	other than solely between wholly owned Subsidiaries, contains any outstanding guarantee or warranty obligations of any Group Company with an indemnity amount in excess of RMB10,000,000;

(xiii)	(A) relates to acquisitions or dispositions of business (including spin-offs), restructurings or reorganizations, including any disclosure schedules attached to such agreements, amounts involved is in excess of RMB10,000,000, if any, (B) is with a financial advisor, if any, or (C) is a joint venture, partnership or similar agreement, if any;

(xiv)	will be terminated or varies upon a change of control of any Group Company, or will subject any Group Company’s participation in the transactions contemplated by the Transaction Documents to the consent of any third party;

(xv)	any option, license, franchise or similar agreement with an amount which is in excess of RMB10,000,000;

(xvi)	contains any agency, dealer, sales representative, marketing or other similar agreement with an amount which is in excess of RMB10,000,000; or

(xvii)	is otherwise material to any Group Company or is an agreement on which any Group Company is substantially dependent.

(b) A true, fully-executed copy of each Material Contract (and a written summary of each non-written Material Contract) has been made available to Parent. To the Company’s Knowledge, each Material Contract is a valid and binding agreement of the Group Company that is a party thereto, the performance of which does not and will not violate any applicable Law or Order, and is in full force and effect, and such Group Company has duly performed all of its obligations under each Material Contract to the extent that such obligations to perform have accrued, and, to the Company’s Knowledge, no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by such Group Company or any other party or obligor with respect thereto, has occurred, or as a result of the Transaction Documents or performance hereof will occur, except for such breach or default which, by itself or together with other breach or default, does not and will not have a Material Adverse Effect. No Group Company has given notice (whether or not written) that it intends to terminate a Material Contract or to the Knowledge of the Company that any other party thereto has breached, violated or defaulted under any Material Contract. No Group Company has received any notice (whether or not written) that (i) it has breached, violated or defaulted under any Material Contract or (ii) any other party thereto intends to terminate such Material Contract.

Section 3.20. Related Party Transactions. Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Company Board, (iii) the purchase of shares of the Company, in each instance, approved by the Company Board, and (iv) as disclosed in the sections headed “Waiver from strict compliance with the GEM Listing Rules”, “Structured contracts”, “Connected transactions” and “Appendix III- Statutory and general information” of the Listing Document, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, shareholders, affiliates, or any affiliate thereof. To the Knowledge of the Company and except as disclosed in the sections headed “Business”, “Relationship with controlling shareholders and non-competition undertakings”, “Financial information” and “Appendix I – Accountants’ report” of the Listing Document, no Related Party has any direct or indirect interest in any Person with which a Group Company is affiliated or with which a Group Company has a material business relationship (including any Person which purchases from or sells, licenses or furnishes to a Group Company any goods, Intellectual Property Rights or other property rights or services) or in any contract to which a Group Company is a party or by which it may be bound or affected, and no Related Party directly or indirectly competes with or has any interest in any Person that directly or indirectly competes with any Group Company (other than ownership of less than one percent (1%) of the stock of publicly traded companies).

Section 3.21. Employees; Employee Benefits. Except as disclosed in the Listing Document, neither the Company nor any of the Subsidiaries has any material obligation to provide or has not made the required payment for retirement, healthcare, death or disability benefits to any of the present or past employees of the Company or any of the Subsidiaries, or to any other Person. Section 3.21 of the Company Disclosure Schedule sets forth a true and complete list of the names and titles of all employees of the Group as of the date of this Agreement. To the Knowledge of the Company, as of the date hereof, none of the Key Employees has given written notice to any Group Company of his or her intent to resign or retire as a result of the transactions contemplated by this Agreement or the Transaction Documents.

Section 3.22. Labour Agreements; Absence of Labour Dispute and Actions. None of the Group Companies is bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and, to the Company’s Knowledge, no labor union has requested or has sought to represent any of the Representatives of any Group Company which could have a Material Adverse Effect. There is no strike or other labor dispute involving any Group Company pending or, to the Knowledge of the Company, threatened which could have a Material Adverse Effect, nor is any Group Company aware of any labor organization activity involving its employees. Each Group Company has complied in all material respects with all applicable employment Laws and with other applicable Laws related to employment or employment practices, including but not limited to those related to wages, work hours, shifts, overtime, Social Security Benefits, holiday and leave collective bargaining terms and conditions of employment. No employee of any Group Company has been granted the right to continued employment by such Group Company or to any compensation following termination of employment with such Group Company. To the Knowledge of the Company, as at the date hereof, no officer at director level or above and Key Employee or group of employees has given written notice to the Company to terminate his, her or their employment with any Group Company, nor does any Group Company have a present intention to terminate the employment of any officer at director level or above, Key Employee or group of employees. None of the Group Companies has made any representations regarding equity incentives to any officer, employees, director or consultant that are inconsistent as set forth in the Listing Document. None of the Group Companies had any employee whose employment was terminated and who has not entered into an agreement with such Group Company providing for the full release of any claims against such Group Company or any officer, director, employee or other related party of any Group Company arising out of such employment.

Section 3.23. Proprietary Information, Invention Assignment and Non-Competition Agreement. Each Key Employee has executed an agreement with the Group Company regarding proprietary information, assignment of inventions and non-competition substantially in the form or forms delivered to the counsel for Parent. To the Knowledge of the Company, none of the Key Employees is in violation thereof.

Section 3.24. Environmental Laws. The operations of the Company and the Subsidiaries do not involve the use, disposal or release of hazardous or toxic substances or the protection or restoration of the environment or human exposure to hazardous or toxic substances. Neither the Company nor any of the Subsidiaries has been penalized by Governmental Authorities for violation of any applicable environmental Law or Order related thereto.

Section 3.25. Taxes.

(a) Except as disclosed in Section 3.25(a) of the Company Disclosure Schedule, all Tax Returns that are required to be filed by any Group Company have been filed when due in accordance with all applicable Laws and such Tax Returns were true and complete in all material respects. None of the Group Companies has granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(b) Except as disclosed in Section 3.25(a) of the Company Disclosure Schedule, all Taxes that are due and payable under any applicable Law have been timely paid, or withheld and remitted, to the appropriate Governmental or Regulatory Authority or Tax authority.

(c) The charges, accruals and reserves for Taxes reflected on any Group Company’s books are adequate to cover material Tax liabilities accruing through the end of the last period for which the relevant Group Company ordinarily records items on its books and have been provided for in accordance with HKFRS, and since the end of the last period for which any Group Company ordinarily records items on its books, none of the Group Companies has engaged in any transaction, or taken any other action, other than in the ordinary course of business, that would materially impact any Tax Asset or Tax liability of any Group Company.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or to the Knowledge of the Company threatened against or with respect to any Group Company in respect of any Tax or Tax Asset. To the Knowledge of the Company, no adjustment that would increase the Tax liability or reduce any Tax Asset of any Group Company had been proposed or made by a Governmental or Regulatory Authority or Tax authority which could reasonably be expected to be threatened, proposed or made in an audit of any Tax period ending on or following Closing.

(e) The Subsidiaries located in the PRC have, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental or Regulatory Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental or Regulatory Authorities. Any submissions made on behalf of the Company or any Subsidiary to any Governmental or Regulatory Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the Knowledge of the Company, threatened.

(f) To the Knowledge of the Company, no claim has been made by any Governmental or Regulatory Authority (including any Tax authority) that any Group Company is or may be subject to taxation by, or required to file any Tax Return in, a jurisdiction other than the jurisdiction under the laws of which such Group Company is organized.

(g) No Group Company has been a member of an affiliated, consolidated, combined or unitary Tax group, or participated in any arrangement whereby any Tax liability or any Tax Asset of any Group Company was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax liability or any Tax Asset of any other Person.

(h) Section 3.25(h) of the Company Disclosure Schedule contains a list of each Tax exemption, Tax holiday or reduced Tax rate (“Tax Grant”) granted by any Governmental or Regulatory Authority (including any Tax authority) with respect to any Group Company. Each Group Company that was granted a Tax Grant has complied with the conditions stipulated in each Tax Grant.

Section 3.26. Compliance with Laws and Court Orders. Each Group Company is not in violation of, has not since its incorporation violated, and to the Knowledge of the Company, the Company is not under investigation with respect to and has not been threatened in writing to be charged with or given notice of any material violation of, any applicable Law. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental or Regulatory Authority outstanding against any Group Company that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on any Group Company or that in any manner seeks to prevent, enjoin, alter or materially delay the consummation of the Transactions.

Section 3.27. Business Practices. Neither the Company nor any of the Subsidiaries or affiliates, nor any director, officer, or employee of the Company or any of the Subsidiaries and affiliates, nor, to the Company’s Knowledge, any Representative of the Company or of any of the Subsidiaries acting on the behalf of the Company or any of the Subsidiaries, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage. The Company and the Subsidiaries have conducted their businesses in compliance with applicable anti-corruption Laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such applicable Laws and with the representation and warranty contained herein.

Section 3.28. Compliance with Anti-Money Laundering Laws. The operations of the Company and the Subsidiaries are and have been conducted in compliance with all applicable financial recordkeeping and reporting requirements, and the applicable anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental or Regulatory Authority (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental or Regulatory Authority or any arbitrator involving the Company or any of the Subsidiaries with respect to the applicable Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

Section 3.29. Products. Each of 91 Assistant, HiMarket, 91 Panda Reader and 91 Launcher made available by the Group has been, (i) in compliance in all material respects with all applicable Laws, and (ii) fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in the description or introduction for such product or in connection with its publication, distribution, sale or offer for sale.

Section 3.30. Customers and Suppliers. Section 3.30 of the Company Disclosure Schedule lists (a) five (5) largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the fiscal year ended December 31, 2012) (each, a “Major Customer”), and (b) five (5) largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the fiscal year ended December 31, 2012) (each, a “Major Supplier”). Neither the Company nor any of its Subsidiaries has received, as of the date hereof, any written notice or communication from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or such Subsidiary.

Section 3.31. Insolvency; Winding Up. No order or petition has been presented or resolution passed for the administration, winding-up, dissolution or liquidation of any Group Company and no administrator, receiver or manager has been appointed in respect thereof. No Group Company has commenced any other proceeding under any bankruptcy, reorganization, dissolution, insolvency, liquidation or similar applicable Law of any jurisdiction and no such proceedings have been commenced against such Group Company.

Section 3.32. Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. To the Knowledge of the Company, no takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Law applicable to the Company applies, and will apply, to this Agreement or the Transactions other than the CICL.

Section 3.33. Finder’s Fee. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or the Subsidiaries who might be entitled to any fee or commission in connection with the Transactions.

Section 3.34. Accuracy of Listing Document. The Listing Document and the information supplied by the Company for inclusion or incorporation by reference in the Listing Document do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or which are material for disclosure therein. All expressions of opinion or intention therein are made on reasonable grounds or, where appropriate, reasonable assumptions and are truly and honestly held and there are no other material facts the omission of disclosure therein of which would make any such statement or expression misleading.

Section 3.35. Selling Documents. None of the documents or information delivered to Parent by the Group Companies and its respective Representatives in connection with the Transactions as a whole and with due regard to the respective dates thereof contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading. Each Group Company has furnished or otherwise made available to Parent any and all material information (financial, operational or other) and documents, failure to provide which to Parent could reasonably be expected to cause Parent unwilling to execute, deliver and perform this Agreement and the Transaction Documents or to consummate the Transactions pursuant to current terms and conditions herein or therein or would defeat the business rationale of Parent to enter into this Agreement or any Transaction Document and to consummate the Transactions.

Section 3.36. Representations. The representations and warranties of the Company contained in this Agreement are true and correct.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company, as of the date hereof and as of Closing as follows:

Section 4.01. Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Merger Sub is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.02. Corporate Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions are within the corporate powers of Parent and Merger Sub, as applicable and have been duly authorized by all necessary corporate action on the part of Parent or Merger Sub, as applicable. This Agreement when executed and delivered by Parent or Merger Sub in accordance with the terms thereof constitutes and will constitute a valid and binding agreement of Parent and Merger Sub and enforceable against them respectively in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions require no material consent, approval, authorization, action by or permit of or in respect of, or material filing with, any Governmental or Regulatory Authority by either Parent or Merger Sub, except for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, and for the Requisite Regulatory Approvals.

Section 4.04. Noncontravention. The execution, delivery and performance by Parent and Merger of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association or any equivalent constitutive documents of either Parent or Merger Sub, (ii) assuming compliance with the matters referred to in this Section 4.04, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under any provision of any agreement or other instrument binding thereupon, or (iv) result in the creation or imposition of any Lien on any asset of either Parent or Merger Sub, with only such exceptions, in the case of each of clauses (ii) through (iv), as have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on either Parent or Merger Sub.

Section 4.05. Financing. Parent has, or will have at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of Merger Consideration. Both Parent and Merger Sub are able to pay its debts as and when they fall due, and each of them is expected to be able to do so for a period of 12 months after the Effective Time.

Section 4.06. Litigation. There is no Action against or affecting Parent or Merger Sub seeking to prohibit or materially delaying the Transaction including the Merger, and to the Knowledge of Parent or Merger Sub, no such Actions are threatened or contemplated and there are no circumstances likely to give rise to any such Actions.

Section 4.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the Transactions.

ARTICLE 5

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01. Conduct of Business by the Company Pending the Merger. (a) The Company agrees that, between the date of this Agreement and the Effective Time, except as required by applicable Law or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing:

(i)	the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in the same general nature, taken as a whole, as the date hereof;

(ii)	the Company shall and shall procure its Subsidiaries and/or NetDragon Cayman to maintain in force all existing insurance policies (if any) on the same terms and level of cover prevailing at the date of this Agreement for the benefit of the Company and its Subsidiaries;

(iii)	the Company shall and shall procure its Subsidiaries and/or NetDragon Cayman to make all insurance claims in relation to the Company and its Subsidiaries promptly subject to consistency with the Company’s past practices and in accordance with the requirements of the relevant policy; and

(iv)	the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees, and consultants and contractors of the Company and its Subsidiaries, who are integral to the operation of their businesses as presently conducted and to maintain satisfactory relationships of the Company and the Subsidiaries with Governmental or Regulatory Authorities, customers and suppliers, and any other persons with which the Company or any of its Subsidiaries has relations that are material to the Company and its Subsidiaries, taken as a whole, provided however that the Company is not required to pay additional amounts that are of the extraordinary nature to keep available the services of its officers and employees and the officers and employees of the Subsidiaries.

By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as required by applicable Law, the Company will not, and will not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(b) amend or otherwise change the memorandum and articles of association or equivalent organizational documents of the Company or any Subsidiary;

(c) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of (x) any Subsidiary except in the ordinary course of business consistent with past practice or (y) directly held by the Company (including shares or other securities of any Subsidiary);

(d) Save for the special dividends to be declared to the existing Shareholders in an aggregate amount of not more than US$52,064,491.28 prior to Closing, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares, other than dividends or other distributions from any Subsidiary of the Company to the Company or another Subsidiary of the Company;

(e) reclassify, combine, split, subdivide, repurchase or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, or any of its loan capital;

(f) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its Subsidiaries (other than the Merger or any merger or consolidation among wholly owned Subsidiaries of the Company), or create any new Subsidiaries;

(g) enter into, or propose to enter into, any transaction involving any earn-out, installment or similar payment payable by the Company or any Subsidiary of the Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(h) (i) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets;

(ii)	incur, assume, alter, amend or modify any Indebtedness, or guarantee such Indebtedness, or issue any debt securities or make any loans or advances, except for (x) trade payables incurred in the ordinary course of business; (y) debt entered into in the ordinary course of business consistent with past practice not to exceed US$500,000; and (z) Indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(iii)	create or grant any Lien on any assets of any Subsidiaries of the Company other than Permitted Liens; except in each case for Liens not exceeding US$500,000 individually or US$1,000,000 in the aggregate;

(iv)	authorize, or make any commitment with respect to, any capital expenditures which are, in the aggregate, in excess of US$1,000,000 for the Company and the Subsidiaries taken as a whole; or

(v)	guarantee the performance or other obligations of any Person except for Subsidiaries that are wholly-owned by the Company;

(i) except as otherwise required by Law or pursuant to any Contract or terms and conditions of any Company Employee Plan in existence as of the date hereof, (A) enter into any new employment or compensatory agreements in connection with employment (including the renewal of any such agreements), or terminate or materially amend any such agreements, with any director, officer, employee or consultant of the Company or any of its Subsidiaries with annual base compensation in excess of US$200,000 (or its equivalent in other currencies), (B) grant or provide any severance or termination payments or benefits to any director, officer, employee or consultant of the Company or any of its Subsidiaries with annual base compensation in excess of US$200,000 (or its equivalent in other currencies), (C) materially increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer, employee or consultant of the Company or any of its Subsidiaries with annual base compensation in excess of US$200,000 (or its equivalent in other currencies), other than in the ordinary course, including as a part of the Company’s annual compensation review or increases for commissions, (D) establish, adopt, amend or terminate any Company Employee Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by HKFRS, or (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(j) make any material changes with respect to any method of financial accounting, or financial accounting policies or procedures, including material changes affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in HKFRS or applicable Law;

(k) enter into, or materially amend or modify, or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s material rights thereunder;

(l) enter into any Contract between the Company or any Subsidiary, on the one hand, and any of their respective directors or executive officers, on the other hand;

(m) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage with reputable independent insurance companies or underwriters;

(n) commence any material Action (other than in respect of collection of amounts owed in the ordinary course of business), or settle any material Action naming the Company, any of the Subsidiaries and/or any of their directors or officers;

(o) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(p) make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting, except as required by applicable Law or upon the order of the competent Governmental or Regulatory Authorities;

(q) waive any material benefits of, or agree to materially modify in any matter, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(r) fail to maintain or protect any material Group Company Intellectual Property, Group Company IT Assets or Group Company Software;

(s) authorize or agree in writing to take any of the foregoing actions, or enter into any letter of intent (binding or non-binding) or similar written agreement or arrangement with respect to any of the foregoing.

Without prejudice to the generality of Section 5.01, the Company and its Subsidiaries shall use their reasonable best efforts to collaborate with Parent in relation to all material matters concerning the running of the Group.

Section 5.02. Company Shareholders’ Meeting. Promptly after NetDragon Cayman has obtained approval from its shareholders at a general meeting held in accordance with the requirements of the Listing Rules in relation to the Transactions, the Company shall, in accordance with Cayman Islands Law and the Company’s memorandum and articles of association, take all action necessary to call, give notice of, convene an extraordinary general meeting of its shareholders and obtain, as promptly as practicable, approval of this Agreement, the Plan of Merger and the Merger by the affirmative consent of holders of at least three-fourths (3/4th) of the Shares at the Shareholders’ Meeting (the “Requisite Company Vote”). Subject to Section 5.04 and subject always to directors’ fiduciary duties, the Company Board shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Requisite Company Vote and (iii) not effect an Adverse Recommendation Change (as defined below). Without limiting the generality of the foregoing, this Agreement and the Merger shall be submitted to the Company’s shareholders for approval by Requisite Company Vote whether or not an Adverse Recommendation Change (as defined below) shall have occurred.

Section 5.03. Access to Information. From the date hereof until the Effective Time and subject to applicable Law, upon reasonable advance notice from Parent, the Company and its Subsidiaries shall (i) give Parent and its Representatives reasonable access during normal business hours to the offices, properties, books and records of such party, (ii) cause its officers and those of its Subsidiaries furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, that the Company shall not be required to (A) furnish, or provide access to, any information to any Person not a party to, or otherwise covered by, any confidentiality agreement with respect to such information, or (B) provide access to or furnish any information if doing so would (x) violate any Contract with any Third Party or any applicable Law, or (y) cause a risk of loss of privilege to the Company or any of its Subsidiaries to, upon advice of outside legal counsel, provided that the Company shall take all commercially reasonable steps to permit inspection of or to disclose such information without such loss of the Company’s or any of its Subsidiaries’ privilege with respect thereto, including, without limitation, by means of a joint interest or defense agreement.

Section 5.04. No Solicitation; Other Offers. Neither the Company nor any of its Subsidiaries shall authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Recommendation (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Company Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

Section 5.05. Notification of Certain Matters. (a) Each of the Company and Parent shall promptly notify the other in writing of:

(i)	any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(ii)	any notice or other communication from any Governmental or Regulatory Authority in connection with the Transactions;

(iii)	any Actions commenced or, to the Knowledge of the Company or the knowledge of the executive officers of Parent, threatened against the Company or any of its Subsidiaries or Parent, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions;

(iv)	if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 6.01, 6.02 and 6.03 not to be satisfied; and

(v)	any failure of the Company or Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder,

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 5.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) The Company shall promptly notify Parent in writing of: (i) (A) any notice, correspondence or other communication between any Governmental or Regulatory Authority and any Group Company or their respective Representatives, (B) any presentation made to any Governmental or Regulatory Authority by any Group Company or their Representatives or (C) to the Knowledge of the Company, any notice, correspondence or other communication between any Governmental or Regulatory Authority and any executive officers or directors of the Company (or their respective Representatives) or any Third Party (other than Parent and Merger Sub) in connection with any Action naming any Group Company or any executive officer or director of any Group Company, with, to the extent permitted, a complete copy (to the extent known by and available to the Company) of any such notice, correspondence or communication (including a written summary of any oral communication to the extent known by the Company), or materials used in the presentation, as applicable, and (ii) any order to the Company, or any notice, correspondence or other communication between any other party or its counsel and any Group Company or their respective Representatives in connection with an Action filed with any court, with a complete copy (to the extent known by and available to the Company) of any such notice, correspondence or communication, as applicable.

Section 5.06. Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental or Regulatory Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions (if applicable), and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other parties promptly of any communication (whether verbal or written) it or any of its affiliates receives from any Governmental or Regulatory Authority in connection with such filings or submissions, (y) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental or Regulatory Authority, and (z) giving the other parties the opportunity to attend and participate at any meeting with any Governmental or Regulatory Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources and taking all steps as are necessary to obtain the Requisite Regulatory Approvals, if required to consummate the Transactions; provided, that none of the Company, Parent, Merger Sub or any of their respective affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. The parties agree to cooperate in good faith to determine and direct the strategy and process by which the parties will seek the Requisite Regulatory Approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b) Each party hereto shall, upon request by any other party, furnish such other party, to the extent not in violation of any applicable Law, with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective affiliates to any Governmental or Regulatory Authority in connection with the Merger and the Transactions.

(c) The Company shall cooperate with all Governmental or Regulatory Authorities in connection with any Actions naming the Company or its directors or executive officers.

Section 5.07. Obligations of Merger Sub. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 5.08. Participation in Litigation. Prior to the Effective Time, (a) the Company shall give prompt notice to Parent of any Actions by shareholders of the Company commenced or, to the Knowledge of Company threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any such shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and except as permitted under Section 5.01(n), no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.09. Confidentiality. Each party to this Agreement shall not divulge to any third party any information regarding the existence or subject matter or terms of this Agreement, without the prior written consent of the other parties (such consent not to be unreasonably withheld), except (a) as contemplated in this Agreement, (b) on a need-to-know basis to the respective directors, officers, employees and professional advisers of each party, (c) to the extent necessary to comply with the regulations or policies of any stock exchange or other regulatory body, or (d) to the extent necessary to comply with applicable Law or for the purpose of legal or arbitration proceedings; provided, that in the case of (c) or (d), each party shall use its reasonable efforts to allow the other parties reasonable time to comment on the form and content of the release of information in advance of such release.

Section 5.10. Tax Matters. From the date hereof, the Company shall, and shall cause each Subsidiary to timely pay, all Taxes that arise from or with respect to the Company and/or Subsidiary as applicable.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Shareholder Approval. The Requisite Company Vote shall have been obtained in accordance with the CICL and the Company’s memorandum and articles of association.

(b) No Injunction. No provision of any Law or Order shall prohibit the consummation of the Merger or make the Merger illegal.

(c) Regulatory Approvals. All actions by or in respect of or filings with any Governmental or Regulatory Authority required to permit the consummation of the Merger shall have been taken, made or obtained, including but not limited to the Requisite Regulatory Approvals.

Section 6.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Closing Date as if made at and as of such date, and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by chief executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 6.02(a) and 6.02(b).

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

(e) Transaction Documents. Each of the parties to the Transaction Documents, other than Parent or Merger Sub, shall have executed and delivered such Transaction Documents to Parent.

(f) Transfer of Fujian BoRui. NetDragon (Fujian), the Person(s) nominated by Parent (the “Parent Nominees”), and Fujian BoRui have duly entered into the Equity Interests Transfer Agreements (the “Equity Interests Transfer Agreements”) in substantially the form attached hereto as Annex F, pursuant to which 100% equity interests of Fujian BoRui shall be transferred to Parent Nominees, and the Company shall have delivered to Parent and Merger Sub documents evidencing the filing with Fuzhou Economic and Technological Development Zone Administration For Industry and Commerce for the transfer of all of the equity interests in Fujian BoRui from NetDragon (Fujian) to the Parent Nominees.

(g) Key Employee Employment Contracts. The Company shall have delivered to Parent and Merger Sub employment agreements, confidentiality agreements, non-compete agreements and intellectual property assignment agreements with the Key Employees in substantially the forms to the reasonable satisfaction of Parent.

(h) Business Contracts. (A) The contracts listed in Annex B-1 hereto shall have been duly terminated to the reasonable satisfaction of Parent; and (B) the contracts listed in Annex B-2 hereto shall have been duly amended in substantially the forms to the reasonable satisfaction of Parent.

(i) Termination of Post Conversion Co-sale Agreement and Post Conversion Shareholders’ Agreement. The Company shall have delivered to Parent and Merger Sub reasonable evidence to the satisfaction of Parent of the termination of the Post Conversion Co-sale Agreement and the Post Conversion Shareholders’ Agreement which shall take effect immediately upon the Effective Time.

(j) Audited Financial Statements and Unaudited Management Accounts. The Company shall have delivered to Parent and Merger Sub the Audited Financial Statements and the Unaudited Management Accounts.

(k) PRC legal opinion. The Company shall have delivered to Parent and Merger Sub an opinion from Jingtian & Gongcheng, the PRC legal advisors to the Company, in substantially the form attached hereto as Annex G.

(l) Cayman Islands legal opinion. The Company shall have delivered to Parent and Merger Sub an opinion from Conyers Dill & Pearman, the Cayman Islands legal advisors to the Company, regarding the incorporation of the Company and execution by the Company of this Agreement in substantially the form as attached hereto as Annex I.

(m) Resignations. The Company shall have delivered to Parent and Merger Sub duly signed resignations, effective as of the Effective Time, of the directors of the Company designated by Parent.

(n) Deeds of Undertaking. Shareholders holding at least 90% of the issued share capital of the Company shall have entered into certain deeds of undertaking (the “Deeds of Undertaking”) in substantially the form attached hereto as Annex H.

Section 6.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Closing Date as if made at and as of such date, and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing, the Effective Time and/or thereafter as provided therein.

(c) Requisite Shareholders Approval of NetDragon Cayman. The approval by the shareholders of NetDragon Cayman of the shareholders’ resolution in relation to, inter alia, this Agreement, the Deed of Undertaking to be signed by NetDragon Cayman and NetDragon BVI and the Transactions at an extraordinary general meeting of NetDragon Cayman shall have been obtained.

(d) Compliance with Listing Rules and Securities Futures Ordinance. NetDragon Cayman shall have complied with and to the satisfaction of the Stock Exchange and other relevant regulatory authorities all requirements under the Listing Rules and/or the Securities Futures Ordinance (Chapter 571 of the laws of Hong Kong) in relation to the Merger and other transactions contemplated thereunder.

For the avoidance of doubt, the conditions of Section 6.02(i) and Sections 6.03(c) to (d) cannot be waived notwithstanding anything stated hereof

Section 6.04. Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article 6 to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE 7

TERMINATION

Section 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether the Requisite Company Vote has been obtained:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before December 31, 2013 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Law or Order that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable;

(iii) the Post Conversion Co-Sale Agreement and the Post Conversion Shareholders’ Agreement have not been effectively terminated in accordance with their respective terms by the End Date; or

(c) by Parent, if an Adverse Recommendation Change shall have occurred, or if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(d) by the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(e) by the Company, if the approval by the shareholders of NetDragon Cayman of the shareholders’ resolutions in relation to, inter alia, this Agreement, the Deed of Undertaking to be signed and delivered by NetDragon Cayman and all transactions contemplated thereunder at an extraordinary general meeting of NetDragon Cayman shall not have been obtained.

The party desiring to terminate this Agreement pursuant to this Section 7.01 (other than pursuant to Section 7.01(a) shall give notice of such termination to the other party.

Section 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the (i) willful failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all damages incurred or suffered by the other party as a result of such failure or breach. The terms of Section 7.02 and Article 8 shall survive any termination of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing.

Section 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

if to Parent or Merger Sub, to:

Baidu (Hong Kong) Limited

Baidu Campus

No. 10 Shangdi 10th Street, Haidian District

Beijing, 100085, China

Attention: Hesong Tang

Facsimile: +8610-59920021/59920022

Email: tanghesong@baidu.com

if to the Company:

Building 851

No. 58 Wenquan Zhilu

Gulou District

Fuzhou

People’s Republic of China

Attention: Board of directors

Facsimile: +86591-87676528

Email: wujoe@yahoo.com

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until 9:30 a.m. in the place of receipt on the next succeeding Business Day.

Section 8.03. Certain Definitions.

(a) For purposes of this Agreement:

“91 Assistant” means 91 (91 Assistant), the proprietary Smartphone Apps of the Group, which is a mobile device management tool and a mobile apps store;

“91 Launcher”, means 91 (91 Launcher), one of the proprietary Smartphone Apps of the Group;

“91 Panda Reader”, means 91 (91 Panda Reader), one of the proprietary Smartphone Apps of the Group;

“Acquisition Proposal” means, other than the Transactions, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of the Company and its Subsidiaries or 10% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 10% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent of the Transactions. Notwithstanding the previous sentence, a purchase of Company Securities by, or a borrowing from, a Person who is a holder of Company Securities on the date of this Agreement will not constitute an “Acquisition Proposal” if and to the extent Parent gives its prior written consent to such purchase or borrowing;

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person;

“Alpha Great” means Alpha Great International Limited , a BVI business company incorporated in the BVI on 25 October 2011;

“Beijing MiKu” means (Beijing Mi Ku Bei Xian Software Technology Ltd.), a company incorporated under the laws of the PRC on 27 September 2012;

“BoYuan (Hong Kong)” means BoYuan (Hong Kong) Wireless Websoft Technology Limited , a company incorporated in Hong Kong on 18 November 2011;

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Cayman Islands, Hong Kong and the PRC are authorized or required by Applicable Law to close;

“Company Disclosure Schedule” means the disclosure schedule attached hereto as Schedule 1, delivered to Parent and Merger Sub by the Company on the date hereof;

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for cash compensation, severance, termination pay, deferred cash compensation, cash performance awards, fringe benefits or other employee benefits, that is or has been maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation;

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument;

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract (including, without limitation, contractual arrangements similar to those provided by the Structured Contracts) or credit arrangement or otherwise;

“Controlling Shareholder” means NetDragon BVI;

“Covered Subsidiaries” means Talent Zone, Prestige Plus, Alpha Great, Keen City, BoYuan (Hong Kong), I-Wave, Jiangsu BoWang, Fuzhou BoYuan and Fujian BoDong;

“Covered VIEs” means Fujian BoRui;

“DeNA Holdco” means DeNA (DeNA Co., Ltd.*), an Internet company whose shares are listed on the Tokyo Stock Exchange, Inc. (stock code: 2432) and the Company’s joint venture partner;

“Fujian BoDong” means (Fujian BoDong Cultural and Communications Co., Ltd.), an enterprise established in the PRC on 27 December 2011;

“Fujian BoRui” means (Fujian BoRui Websoft Technology Co., Ltd.), an enterprise established in the PRC on 18 March 2011;

“Fuzhou BoYuan” means (Fuzhou BoYuan Wireless Websoft Technology Co., Ltd.), a wholly foreign-owned enterprise established under the laws of the PRC on 6 September 2010;

“GalaxyWave” means GalaxyWave Co., Ltd., a company incorporated in the British Virgin Islands on January 9, 2012;

“General Shareholders” means Eligible Shareholders, other than Controlling Shareholder and Management Shareholders;

“Governmental Authorization” means any approval, order, registration, clearance, qualification, consent, waiver, authorization, exemption, permission, judgment, endorsement or license with or granted by any Governmental or Regulatory Authority having jurisdiction over the Company or any of the Subsidiaries;

“Governmental or Regulatory Authority” means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization and any stock exchange (including The Stock Exchange of Hong Kong Limited);

“Group” means the Company and the Subsidiaries, and “Group Company” means any of them;

“Group Company Intellectual Property” means all Intellectual Property Rights owned, purported to be owned, or otherwise held by or licensed to the Group Companies;

“Group Company IT Assets” means any and all IT Assets owned, used or held for use by or licensed to the Group Companies;

“Group Company Software” means all Software owned, purported to be owned, or otherwise held by or licensed to the Group Companies;

“HiMarket” means (HiMarket), the proprietary Smartphone App of the Group, which is an online apps store;

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“Indebtedness” means, with respect to any person, without duplication (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with HKFRS, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness;

“IT Assets” means any and all computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and systems, and all associated documentation;

“I-Wave” means I-Wave Wireless Limited , a company incorporated in Hong Kong on 29 June 2012;

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights throughout the world, including (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the PRC and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (iii) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the PRC and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith, (iv) copyrights (whether or not registered) and registrations and applications for registration thereof in the PRC and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (v) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including research and development information), (vi) industrial designs (whether or not registered), (vii) databases and data collections, (viii) domain names, (ix) copies and tangible embodiments of any of the foregoing, in whatever form or medium, (x) all rights to obtain and rights to apply for patents, and to register trademarks, copyrights and domain names, (xi) all rights in all of the foregoing provided by all applicable Laws and (xii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing;

“Jiangsu BoDe” means (Jiangsu BoDe Websoft Technology Ltd.), a company incorporated in the PRC on 2 August 2012;

“Jiangsu BoWang” means (Jiangsu Bowang Websoft Technology Ltd.), a wholly foreign-owned enterprise incorporated in the PRC on 25 June 2012;

“Jinan CloverTek” means (Jinan CloverTek Information Technology Limited), a company incorporated under the laws of the PRC on 18 August 2010;

“Keen City” means Keen City Holdings Limited , a company incorporated in Hong Kong on 15 September 2011;

“Key Employees” means the list of employees as set out in Annex J;

“Knowledge” including the phrase “to the Knowledge of” any Person, means the knowledge of such Person, after due and reasonable inquiry; with respect to the Company, “Knowledge” means the knowledge of the directors of each Group Company and Key Employees after due and reasonable inquiry;

“Law” means any constitutional provision, statute or other law, rule, regulation, official policy or interpretation of any Governmental or Regulatory Authority;

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership;

“Listing Document” means the listing document prepared in connection with the proposed spin-off and separate listing of the Company on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited in the form attached in Annex C hereto;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Management Deferred Payment Agreement” means the agreement to be entered into by and among Parent, the Company and Management Shareholders on or prior to Closing, reflecting the arrangement with respect to Management Shareholders Deferred Payment Amount, the form of which is attached as Annex D;

“Management Shareholders” means the list of management shareholders as set out in Schedule A of the Management Deferred Payment Agreement;

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and the Subsidiaries taken as a whole, or on the ability of the Company or any of the Subsidiaries to carry out their respective obligations under the Transaction Documents;

“Mobile Device(s)” means smartphones, tablet computers and smart televisions in the context of HiMarket; and means smartphones and tablet computers in the other context;

“NetDragon BVI” means NetDragon Websoft Inc., a company incorporated in the British Virgin Islands on January 8, 2003, being a wholly-owned subsidiary of NetDragon Cayman;

“NetDragon Cayman” means NetDragon Websoft Inc., an exempted company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Main Board of the Stock Exchange;

“NetDragon (Fujian)” means Fujian NetDragon Websoft Co., Ltd. , formerly known as Fuzhou NetDragon Websoft Co., Ltd. , a company established in the PRC with limited liability on 25 May 1999;

“Order” means any injunction, judgment, decree, order, ruling, assessment or writ of any Governmental or Regulatory Authority;

“Ordinary Share” means ordinary shares of par value of USD0.0001 each in the capital of the Company;

“Paying Agent” means such Person to be mutually agreed by Parent and the Company;

“Permitted Liens” means (i) Taxes, assessments and other governmental levies, fees or charges imposed which are not yet due and payable, or which are being contested in good faith and by appropriate proceedings, (ii) mechanics liens and similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental or Regulatory Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (v) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) between the Company and its Subsidiaries or otherwise granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (vi) Liens imposed by applicable Law, (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (ix) Liens arising in connection with the Structured Contracts, and (x) any other Liens that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have a Company Material Adverse Effect;

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government;

“Post Conversion Co-sale Agreement” means the Amended and Restated Right of First Refusal and Co-sale Agreement dated March 27, 2013, entered into among the Company, NetDragon BVI, and certain other parties thereto;

“Post Conversion Shareholders’ Agreement” means the Amended and Restated Shareholders’ Agreement dated March 27, 2013, entered into among the Company, Talent Zone, Fuzhou BoYuan, Fujian BoRui, NetDragon BVI, and certain other parties thereto;

“Prestige Plus” means Prestige Plus Holdings Limited , a business company incorporated under the laws of the British Virgin Islands on September 20, 2011;

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement and the other Transaction Documents, excluding Hong Kong, the Macau Special Administrative Region and the island of Taiwan;

“Related Party” means any Affiliate, officer, director, supervisory board member, employee, or holder of any equity security of any Group Company, and any Affiliate or associate of any of the foregoing;

“Representatives” means, with respect to any party, such party’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives;

“RMB” means Renminbi yuan, the lawful currency of the PRC;

“Series A Preferred Shares” means the Series A Preferred Shares of par value USD0.0001 each of the Company;

“Series B Preferred Shares” means the Series B Preferred Shares of par value USD0.0001 each of the Company;

“Shanghai BoGu” means (Shanghai BoGu Information Technology Limited), a company incorporated under the laws of the PRC on 28 September 2011;

“Shareholders” means the shareholders of the share capital of the Company;

“Smartphone App(s)” means application(s) running on Mobile Device(s), and for the purpose of this Agreement, which do not include games designed to run on Mobile Device(s);

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements;

“Software” means any and all software, including computer software, mobile applications, assemblers, applets, compilers, source code, object code, firmware, operating systems and specifications, binary libraries, data, development tools, design tools and user interfaces, in any form or format, however fixed, and all documentation related thereto;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Structured Contracts” means (1) the cooperation framework agreement dated 30 May 2011 between Fujian BoRui and Fuzhou BoYuan; (2) the technical consultancy and service agreement dated 30 May 2011 between Fujian BoRui and Fuzhou BoYuan; (3) the equity interest pledge agreement in respect of the equity interest of Fujian BoRui dated 30 May 2011 between Fujian BoRui, Fuzhou BoYuan and NetDragon (Fujian); (4) the agreement for the exclusive right to acquire equity interest and assets of Fujian BoRui between Fujian BoRui, Fuzhou BoYuan and NetDragon (Fujian); and (5) the voting rights proxy agreement in respect of the equity interest of Fujian BoRui dated 30 May 2011 ) between Fujian BoRui, Fuzhou BoYuan and NetDragon (Fujian);

“Structured Contracts Termination Agreement” means the agreement to terminate the Structured Contracts, the form of which is attached as Annex E;

“Subsidiaries” means the Covered Subsidiaries and the Covered VIEs;

“Talent Zone” means Talent Zone Holdings Limited, a limited liability company incorporated in Hong Kong on 19 February 2010;

“Tax” or “Taxes” means (i) any tax, duty, custom, fee, assessment charge, or other levy separately or jointly due or payable to, or levied or imposed by any Governmental or Regulatory Authority, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, capital gains, shares, capital stock, goods and services, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value added, alternative/add-on minimum, estimated or other tax, duty, charge, custom, governmental fee, assessment or other levy of any kind whatsoever, including any interest, penalty, fine or addition thereto, and any interest with respect to such addition or penalty, and (ii) any liability for the payment of any amounts described in (i) above for or to any other Person as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a transferee or successor, by contract, or otherwise, including as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts described in (i) above;

“Tax Asset” means any net operating loss, net capital loss, foreign tax credit, or any other credit or tax attribute that could be carried forward or back to reduce Taxes;

“Tax Return” means any return, statement, report, election, declaration, disclosure, schedule or form relating to Taxes that is filed or required to be filed with any taxing authority;

“Transaction Documents” means, collectively, this Agreement, Plan of Merger, , Equity Interests Transfer Agreements, the Structured Contracts Termination Agreement and the Management Deferred Payment Agreement;

“Third Party” means any Person or group of Persons, other than Parent or the Company or any of their respective affiliates or Representatives; and

“USD” or “US$” means United States dollars, the lawful currency of the United States of America.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	3.17(a)
Adverse Recommendation Change	5.04(iii)
Agreement	Preamble
Anti-Money Laundering Law	3.28
Audited Financial Statements	3.09(a)
CICL	Recitals
Closing	1.02
Closing Date	1.02
Closing Payment Amount	2.03(c)
Company	Preamble
Company Board	Recitals
Company Recommendation	3.02(b)
Company Securities	3.06(b)
Company Subsidiary Securities	3.07(j)
Controlling Shareholder Offshore Closing Payment Amount	2.03(c)
Controlling Shareholder Onshore Closing Payment Amount	2.03(c)
Deeds of Undertaking	6.02(n)
Dispute	8.10(a)
dissenter rights	2.02(a)
Dissenting Shareholders	2.02(a)
Dissenting Shares	2.02(a)
Effective Time	1.03
Eligible Shareholders Employee Shareholder	2.03 2.04(h)
End Date	7.01(b)(i)
Environmental Laws	3.24
Equity Interests Transfer Agreements	6.02(f)
Exchange Fund	2.04(b)
Expenses	8.14
General Shareholders Closing Payment Amount	2.03(a)
HKIAC Rules	8.10(a)
HKFRS	3.09(a)
Lease	3.14
Leased Real Property	3.14
License(s)	3.16
Major Customer	3.30
Major Supplier	3.30
Material Contracts	3.19(a)
Management Shareholders Closing Payment Amount	2.03(b)
Management Shareholders Deferred Payment Amount	2.03(e)
Merger	Recitals
Merger Consideration	2.03

Defined Term	Location of Definition
Merger Sub	Preamble
Parent	Preamble
Parent Nominees	6.02(f)
Per Share Merger Consideration	2.01(a)
Plan of Merger	1.01
Reporting Accountants	3.09(a)
Requisite Company Vote	5.02
Requisite Regulatory Approvals	3.03
Share Certificates	2.04(b)(ii)
Shareholders’ Meeting	Recitals
Shares	2.01(a)
Surviving Corporation	1.01
Surviving Corporation Memorandum	Section 1.04
Transactions	Recitals
Unaudited Management Accounts	3.09(b)

(c) Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all applicable Law.

Section 8.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.05. Entire Agreement; Assignment. The Transaction Documents (and the agreements referred therein) and all exhibits and schedules thereto constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 8.06. Amendment. This Agreement may be amended by an instrument in writing signed by each of the parties hereto at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or which adversely affects the rights of the Shareholders without the approval of the Shareholders.

Section 8.07. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. For the purpose of this Section 8.07, Parent and Merger Sub shall be considered as one party and the Company shall be considered as a separate party.

Section 8.08. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity.

Section 8.09. Governing Law and Jurisdiction.

(a) This Agreement shall be construed, performed and enforced in accordance with the Laws of Hong Kong without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than Hong Kong except that the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in the Surviving Corporation, the cancellation of the Shares in consideration of the payment of the Per Share Merger Consideration, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub, and the internal corporate affairs of the Company and Merger Sub. Save as aforesaid any proceeding (whether in contract, tort, equity or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby, shall be brought solely and exclusively in the courts of Hong Kong. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such proceedings shall be conclusive and may be enforced in other jurisdictions in any manner provided by Law. Each party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such proceedings, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceedings in any such courts. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 8.02.

Section 8.10. Arbitration.

(a) Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be exclusively settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (“HKIAC Rules”) in force when the Notice of Arbitration is submitted in accordance with the HKIAC Rules, save for as provided by sub-section (g).

(b) There shall be three (3) arbitrators, of whom one (1) arbitrator shall be appointed by Parent, one (1) arbitrator appointed by the Company, and the third arbitrator shall be appointed by the two arbitrators designated by the parties. If the two arbitrators designated by the parties are unable to agree upon a third arbitrator within thirty (30) days after the first two arbitrators are appointed, the third arbitrator shall be appointed by the Hong Kong Mediation Council of the Hong Kong International Arbitration Centre.

(c) The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 8.10, including without limitation, the provisions concerning the appointment of the arbitrators, the provisions of this Section 8.10 shall prevail.

(d) In addition to the authority conferred upon the arbitral tribunal by the HKIAC Rules, the arbitral tribunal shall have the authority to order production of documents in accordance with the International Bar Association Rules on the Taking of Evidence in International Arbitration published by International Bar Association as current on the commencement of the arbitration.

(e) The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f) The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of Hong Kong (without regard to principles of conflict of laws thereunder) and shall not apply any other substantive law.

(g) Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if in its judgment such action is necessary to avoid irreparable harm of damages, from any court with competent jurisdiction over the other party pending the constitution of the arbitral tribunal. Despite of such action, the parties will continue to participate in good faith in the arbitration procedures specified in this Agreement.

(h) During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 8.11. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.12. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 8.13. Disclosure Schedule and Listing Document Reference.

(a) The parties hereto agree that any reference in a particular section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement or the other Transaction Documents but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of the Listing Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 8.14. Fees and Expenses. All Taxes and Expenses incurred in connection with the Transaction Documents and the Transactions shall be paid by the party incurring such Taxes and Expenses, whether or not the Transactions are consummated. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, financing sources and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Transactions.

Section 8.15. No Legal, Tax or Investment Advice. The parties hereto understand that nothing in this Agreement or any other materials presented by or on behalf of the Company to any of them in connection with the Transactions constitutes legal, tax or investment advice. The parties hereto have each consulted such legal, tax and investment advisors as they, in their respective sole discretion, have each deemed necessary or appropriate in connection with the Transactions.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BAIDU (HONG KONG) LIMITED

By:	/s/ Li Yanhong
	Name:	Li Yanhong
	Title:	Director

BAIDU (HONG KONG) SUB LIMITED

By:	/s/ Li Mingyuan
	Name:	Li Mingyuan
	Title:	Director

91 WIRELESS WEBSOFT LIMITED

By:	/s/ Liu Dejian
	Name:	Liu Dejian
	Title:	Director